Contact

www.linkedin.com/in/melissa-
mullen-14a054b7 (LinkedIn)
twitter.com/_melissamullen
(Personal)

Top Skills

Entrepreneurship
Software Development
Physics

Melissa Mullen

Founder and CEO
Greater Boston

Summary

Entrepreneur and physicist disrupting the online dating industry.

Passionate about doing good, having compassion, learning, and all things AI.

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Experience

Smile Technologies Corporation
Founder and CEO
January 2021 - Present (1 year 5 months)

Smile is a dating app that finds you matches based on your sense of humor.

Draper
2 years 8 months

Software Engineer II
December 2021 - January 2022 (2 months)
Cambridge, Massachusetts, United States

Software Engineer I
June 2019 - December 2021 (2 years 7 months)
Cambridge, Massachusetts, United States

Draper provides engineering services directly to the government, commercial companies, and academia.

Fields of Quantum Optics/Quantum Information, Vision-Based (Celestial) Navigation, Human-Computer Interaction, and Machine Learning

• Lead development of a quantum photonic gate array simulation
• Lead development of user interface for an interferometric fiber-optic gyro error model
• Developed data management feature for celestial navigation user interface
• Assisted in development of post-processing pipeline for celestial navigation data

- Assisted in development of atom-light interaction simulation
- Developed system design for multi-modal machine learning behavioral analysis pipeline

Invicro, A Konica Minolta Company
Software Applications Specialist
June 2018 - June 2019 (1 year 1 month)
Boston, Massachusetts

Invicro helps to enhance the discovery and development of life-changing drugs, using a novel platform that brings together best-in-class expertise, imaging biomarkers, core lab services, analytics, and software.

- Automated image analysis workflows for customers
- Created extensive training and documentation for internal and external software users
- Provided technical support to customers using Invicro's medical imaging software

Boston College
Astronomy Research Fellow
June 2016 - May 2018 (2 years)
Greater Boston Area

The Institute for Scientific Research at Boston College is a research center conducting theoretical and experimental studies in the fields of space physics, space chemistry, solar-terrestrial research, space weather, and astrophysical.

- Used the monthly Full Frame Images (FFIs) images from the 4+ year Kepler mission to
construct a uniform census of long-period variables (LPVs, primarily Miras and semiregular variables) in the Milky Way disk
- Presented research at American Astronomical Society Winter Meeting, Washington D.C., January 2018

Education

Northeastern University
Master's degree, Computer Science

Boston College

Bachelor's degree, Physics